SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2013

Woori Finance Holdings Co., Ltd.

(Translation of Registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea 100-792

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

Index

1. Summary of 2013 3Q Business Report

2. Exhibit 99.1 Review Report for 2013 3Q (Consolidated)

3. Exhibit 99.2 Review Report for 2013 3Q (Separate)

Summary of 2013 3Q Business Report

VII.	DIRECTORS AND EMPLOYEE INFORMATION	42

	1. Directors	42

	2. Employee Status	42

	3. Directors’ Compensation	42

VIII.	RELATED PARTY TRANSACTIONS	43

	1. Transactions with Affiliated Parties	43

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) have been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Finance Holdings,” “we,” “us” or the “Company” are to Woori Finance Holdings Co., Ltd. and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Company Overview

1.	Purpose of the Company

a.	Scope of Business

Acquisition/ownership of shares in companies that are engaged in financial services or are closely related to financial services, as well as the governance and/or management of such companies.

(1)	Corporate Management

1.	Setting management targets for and approving business plans of the subsidiaries;

2.	Evaluation of the subsidiaries’ management performance and establishment of compensation levels;

3.	Formulation of corporate governance structures of the subsidiaries;

4.	Inspection of operation and assets of the subsidiaries; and

5.	Other activities complementary to the items mentioned in numbers 1 to 4.

(2)	Corporate Management Support Activities

1.	Funding for the affiliate companies (including direct and indirect subsidiaries, the “Affiliates”);

2.	Capital investment in subsidiaries or procurement of funds for the Affiliates; and

3.	Activities ancillary to the above items.

b.	Scope of Business of Subsidiaries

(1)	Bank Subsidiaries (Woori Bank, Kwangju Bank and Kyongnam Bank):

1.	Banking business as prescribed by the Banking Act;

2.	Trust business;

3.	Foreign exchange business; and

4.	Other authorized businesses.

(2)	Woori Investment & Securities: businesses authorized under the Financial Investment Services and Capital Markets Act and related laws and regulations.

(3)	Woori Aviva Life Insurance: life insurance and other insurance activities and other business activities permitted under the Insurance Business Act.

(4)	Woori Financial: consumer finance business.

(5)	Woori Card: credit card business

(6)	Woori FG Savings Bank: consumer savings banking business.

(7)	Woori Investment Bank: merchant banking business

(8)	Woori F&I: securitization business.

(9)	Woori Asset Management: asset management business.

(10)	Woori Private Equity: private equity business.

(11)	Woori FIS: finance-related IT services.

(12)	Woori Finance Research Institute: research relating to finance and banking

2.	History of the Company

a.	Company History

(1)	Background: Major developments.

March 27, 2001	Woori Finance Holdings was incorporated

April 2, 2001	Commenced commercial operations

June 24, 2002	Became listed on the Korea Exchange

September 29, 2003	Became listed on the New York Stock Exchange

March 30, 2004	Appointment of new management

March 31, 2004	Woori Card merged into Woori Bank

June 18, 2004	Woori Securities became a wholly-owned subsidiary

December 21, 2004	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

December 24, 2004	Acquired LG Investment & Securities and incorporated as a subsidiary

February 17, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 11, 2005	Capital increase through conversion of CBs (Total capital after conversion: Won 4.0 trillion)

March 31, 2005	Woori Securities and LG Investment & Securities merged (the name of the surviving entity, LG Investment & Securities, changed to Woori Investment & Securities)

May 6, 2005	LG Investment Trust Management changed from 2nd tier subsidiary to 1[s]t tier subsidiary

May 31, 2005	Woori Investment Trust Management and LG Investment Trust Management merged (the name of the surviving entity, LG Investment Trust Management, changed to Woori Asset Management)

August 3, 2005	Dissolution of Woori LB Second Asset Securitization Specialty Co., Ltd.

September 5, 2005	Woori Asset Management became a wholly-owned subsidiary through capital reduction and cancellation

October 21, 2005	Woori Private Equity was established and incorporated as a subsidiary

October 27, 2005	Closure of strategic investment agreement with Lehman Brothers

February 23, 2006	Joint venture arrangement between Woori CA Asset Management, a 2nd tier subsidiary, and Japan’s Shinsei Bank (involving a transfer of 49% of Woori F&I’s 100% stake in Woori CA Asset Management to Shinsei Bank)

April 11, 2006	Joint venture agreement to transfer 30% of the shares of Woori Asset Management to Credit Suisse Asset Management International Holdings, a wholly owned subsidiary of Credit Suisse.

May 30, 2006	Upon the 30% share transfer to Credit Suisse Asset Management International Holdings, Woori Asset Management was renamed Woori Credit Suisse Asset Management.

March 30, 2007	Appointment of new management

September 14, 2007	Acquired Hanmi Capital as a subsidiary (Hanmi Capital was renamed Woori Financial as of October 26, 2007)

April 4, 2008	Acquired LIG Life Insurance as a subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008)

June 27, 2008	Appointment of new management

April 29, 2009	Termination of joint venture with Credit Suisse regarding Woori Credit Suisse Asset Management. Renamed “Woori Asset Management” (May 30, 2009)

October 28, 2009	Acquired the remaining 30% equity stake in Woori Credit Suisse Asset Management from Credit Suisse Asset Management International Holding and completed the establishment of Woori Asset Management as our wholly-owned subsidiary

December 30, 2009	Dissolution of Woori LB Third Asset Securitization Specialty Co., Ltd.

March 11, 2010	MOU with National Bank of Abu Dhabi Group

March 16, 2011	Woori FG Savings Bank Co., Ltd. was incorporated as a wholly-owned subsidiary

October 5, 2011	Kwangju Bank and Kyongnam Bank became wholly-owned subsidiaries

November 29, 2011	Acquired additional shares of Woori Investment & Securities to increase our equity stake (based on common stock) to 37.85%

July 30, 2012	Acquired additional shares of Woori Financial to change our equity stake to 52.02%

October 9, 2012	Disclosed Woori Finance Research Institute is incorporated as a wholly-owned subsidiary

April 1, 2013	Woori Card was incorporated as a wholly-owned subsidiary following a spin-off from Woori Bank.

June 14, 2013	Appointment of new management

June 21, 2013	Acquired Kumho Investment Bank as a subsidiary upon our acquisition of a [41.6]% equity stake

Spin-Off of the Company
1)	On August 27, 2013, the Board of Directors of the Company resolved to approve the proposed plan (the “Spin-off Plan”) to establish two new companies through a spin-off of the businesses of Woori Finance Holdings related to holding of the shares and thereby controlling the business operations of Kwangju Bank and Kyongnam Bank (the “Spin-off”).
2)	For additional information regarding the Spin-off Plan, see the Company’s report on Form 6-K containing a report of a material event (Approval of Spin-off Plan), including the spin-off plan set forth in Exhibit 99.2 thereto, filed with the SEC on August 27, 2013, and the Company’s report on Form 6-K containing a preliminary information statement relating to the Spin-off, filed with the SEC on November 6.
3)	The Spin-off Plan is subject to the approval of the shareholders of Woori Finance Holdings and may also change in accordance with applicable laws and regulations or the terms of applicable governmental approvals or based upon consultation with relevant authorities.

b.	Associated Business Group

(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group

(2)	Related companies within the business group

As of September 30, 2013

Type	Name of Company	Controlling Company	Notes
Holding Company	Woori Finance Holdings	Korea Deposit Insurance Corporation	1 company

1st Tier Subsidiaries	Woori Bank	Woori Finance Holdings	14 companies
Kwangju Bank
Kyongnam Bank
Woori Investment & Securities
Woori Financial
Woori Card
Woori Aviva Life Insurance
Woori FG Savings Bank
Woori Investment Bank
Woori F & I
Woori Asset Management
Woori FIS
Woori Private Equity
Woori Finance Research Institute

2nd Tier Subsidiaries	Woori Credit Information	Woori Bank	70 companies
Woori America Bank
P.T. Bank Woori Indonesia
Korea BTL Infrastructure Fund
Woori Global Markets Asia Ltd.
Woori Bank (China) Limited
ZAO Woori Bank
Woori Fund Service
Woori Bank Brasil
	Woori AMC	Woori F&I
Woori F&I Seventh Asset Securitization Specialty Co., Ltd.
Woori SB Tenth Asset Management
Woori F&I Tenth Asset Securitization Specialty Co., Ltd.
Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Sixteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Seventeenth Asset Securitization Specialty Co., Ltd.
Woori EA Third Asset Securitization Specialty Co., Ltd.
Woori EA Fourth Asset Securitization Specialty Co., Ltd.
Woori EA Fifth Asset Securitization Specialty Co., Ltd.
Woori EA Eighth Asset Securitization Specialty Co., Ltd.
Woori F&I Eighteenth Asset Securitization Specialty Co., Ltd.

Type	Name of Company	Controlling Company	Notes
WR Investment America LLC
Woori F&I Nineteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Twentieth Asset Securitization Specialty Co., Ltd.
Woori EA Tenth Asset Securitization Specialty Co., Ltd.
Woori F&I Twenty First Asset Securitization Specialty Co., Ltd.
Woori F&I Twenty Second Asset Securitization Specialty Co., Ltd.
Woori EA Twelveth Asset Securitization Specialty Co., Ltd.
Woori F&I Twenty Third Asset Securitization Specialty Co., Ltd
Woori EA Thirteenth Asset Securitization Specialty Co., Ltd.
Woori EA Fourteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Twenty Fourth Asset Securitization Specialty Co., Ltd
Woori F&I Twenty Fifth Asset Securitization Specialty Co., Ltd
Woori EA Fifteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Twenty Sixth Asset Securitization Specialty Co., Ltd
Woori F&I Twenty Seventh Asset Securitization Specialty Co., Ltd
Woori F&I Twenty Eighth Asset Securitization Specialty Co., Ltd
Woori EA Eighteenth Asset Securitization Specialty Co., Ltd.
Woori F&I Twenty Ninth Asset Securitization Specialty Co., Ltd
Woori F&I Thirtieth Asset Securitization Specialty Co., Ltd
Woori F&I Thirty First Asset Securitization Specialty Co., Ltd
Woori F&I Thirty Second Asset Securitization Specialty Co., Ltd
Woori F&I Thirty Third Asset Securitization Specialty Co., Ltd
Woori F&I Thirty Fourth Asset Securitization Specialty Co., Ltd
Woori F&I Thirty Fifth Asset Securitization Specialty Co., Ltd
Woori F&I Thirty Sixth Asset Securitization Specialty Co., Ltd
Woori F&I Thirty Seventh Asset Securitization Specialty Co., Ltd
Woori F&I Thirty Eighth Asset Securitization Specialty Co., Ltd
Woori F&I Thirty Ninth Asset Securitization Specialty Co., Ltd
Woori F&I Fourtieth Asset Securitization Specialty Co., Ltd

	POSCO Woori EIG Global Private Equity Fund	Woori Asset Management

	Woori Private Equity Fund	Woori Private Equity
Woori Blackstone Korea Opportunity Private Equity Fund No. 1
Woori Columbus Private Equity Fund No. 1

	Woori Futures	Woori Investment & Securities
Woori Investment & Securities International Ltd.
Woori Investment & Securities (HK) Ltd.
Woori Investment & Securities America Inc.
Mars Private Equity Fund No. 2
Woori Investment Asia Pte. Ltd.
Woori Absolute Partners PTE, Ltd.
Woori Absolute Global Opportunity Fund
Woori Korindo Securities Indonesia
LG Investment Holdings B.V. GG
Connacht Capital Market Investment Ltd.
Woori CBV Securities Corporation
Woori Absolute Return Investment Strategies
KoFC Woori Growth Champ 2010 No. 3 Private Equity Fund
Woori Investment Advisory Co., Ltd. (Beijing)

	Two Eagles KIB LLC	Woori Investment Bank

3rd Tier Subsidiary	Two Eagles LLC	Two Eagles KIB LLC	1 company

*	Woori Finance Holdings, Woori Investment & Securities, Woori Financial, and Kumho Investment Bank are listed on the KRX KOSPI Market
*	On March 18, 2008, Mars Private Equity Fund No. 3, with an expected paid-in-capital of KRW 51 billion, was included as our 2nd tier subsidiary. Woori Investment & Securities, as its general partner, will have contributed 1.96% of the capital of Mars Private Equity Fund No. 3.

*	On April 3, 2008, Woori F&I Eighth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.
*	On April 4, 2008, LIG Life Insurance was included as our 1st tier subsidiary (LIG Life Insurance was renamed Woori Aviva Life Insurance as of April 1, 2008).
*	On May 14, 2008, Mars Private Equity Fund No. 4, with an expected paid-in-capital of KRW 51 billion, was included as our 2nd tier subsidiary. Woori Investment & Securities, as its general partner, will have contributed 0.99% of the capital.
*	On May 29, 2008, Woori Absolute Partners Pte. Ltd., an investment advisory service company wholly-owned by Woori Investment & Securities and established in Singapore to manage offshore funds, was included as our 2nd tier subsidiary.
*	On June 27, 2008, Woori SB Tenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I owns a stake of 50% plus one share in the company.
*	On July 21, 2008, Woori Absolute Global Opportunity Fund, an offshore financial company wholly-owned by Woori Investment & Securities, was included as our 2nd tier subsidiary.
*	On September 9, 2008, Woori F&I Ninth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.
*	On March 3, 2009, PT Clemont Securities Indonesia was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 60% stake in PT Clemont Securities Indonesia.
*	On March 12, 2009, Woori F&I Tenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 100% of its equity.
*	On July 24, 2009, Woori F&I Twelfth Asset Securitization Specialty Co., Ltd. was removed as our 2nd tier subsidiary following the sale of Woori F&I’s equity stake in Woori F&I Twelfth Asset Securitization Specialty Co., Ltd.
*	On August 31, 2009, Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary.
*	On September 28, 2009, Woori CBV Securities Corporation was included as our 2nd tier subsidiary. Woori Investment & Securities owns a 49% stake in Woori CBV Securities Corporation.
*	On October 15, 2009, we acquired an additional 2.41% of common shares of Woori Financial, and our shareholding is currently 52.52%.
*	On October 28, 2009, Woori Asset Management became our wholly-owned subsidiary following our acquisition of Credit Suisse’s 30% interest in Woori Asset Management.
*	High Technology Venture Investment, Global Technology Investment, LG Investment Holdings B.V. GG and Connacht Capital Market Investment, which are offshore finance companies and subsidiaries of Woori Investment & Securities, are currently undergoing liquidation or other change of control-related proceedings. Due to an expansion in the types of entities that are considered 2nd tier subsidiaries of financial holding companies, these entities became our 2nd tier subsidiaries.
*	On December 28, 2009, Woori SB Asset Management changed its name to Woori AMC and became a wholly-owned subsidiary of Woori F&I following the termination of its joint venture with Shinsei Bank.
*	On December 30, 2009, Woori Third Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries
*	On February 15, 2010, Woori Investment & Securities sold 100% of its investment stake in Woori Absolute Asia Multi Strategy Fund, an offshore financial company that was wholly-owned by Woori Investment & Securities prior to such sale.
*	On March 8, 2010, Woori F&I Fourteenth Asset Securitization Specialty Co., Ltd. was included as our 2nd tier subsidiary.

*	On May 20, 2010, Woori Absolute Return Investment Strategies, an offshore financial company wholly-owned by Woori Investment & Securities, was included as our 2nd tier subsidiary.
*	On June 10, 2010, Woori F&I Fifteenth Asset Securitization Specialty Co., Ltd. and Woori F&I Sixteenth Asset Securitization Specialty Co., Ltd., which are wholly-owned by Woori F&I, were included as our 2nd tier subsidiaries.
*	On June 18, 2010, Woori EA Third Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On June 28, 2010, Woori Ea Fourth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On June 29, 2010, Woori Ea Fifth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On July 9, 2010, Woori F&I Fifteenth Asset Securitization Specialty Co., Ltd. was removed as our 2nd tier subsidiary following the sale of Woori Investment & Securities’ investment stake in Woori F&I Fifteenth Asset Securitization Specialty Co., Ltd.
*	On September 2, 2010, Woori F&I Seventeenth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On October 22, 2010, WR Creditor Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On November 22, 2010, KoFC Woori Growth Champ 2010 No.3 Private Equity Fund, a 30% owned subsidiary of Woori Investment & Securities, was included as our 2nd tier subsidiary.
*	On November 23, 2010, Woori EA Eighth Asset Securitization Specialty Co., Ltd., a 51% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On November 30, 2010, Woori F&I Ninth Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries.
*	On December 1, 2010, High Technology Venture Investment and Global Technology Investment was dissolved and removed from our list of subsidiaries.
*	On December 3, 2010, Woori F&I Eighteenth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On December 21, 2010, WR Investment America LLC. a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On January 14, 2011, Woori Investment Advisory Co., Ltd. (Beijing), a 100% owned subsidiary of Woori Investment & Securities, was included as our 2nd tier subsidiary.
*	On Febuary 24, 2011, Woori F&I Nineeenth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On March 14, 2011, Woori F&I Twentieth Asset Securitization Specialty Co., Ltd., a subsidiary of Woori F&I, was included as our 2nd tier subsidiary. Woori F&I Co., Ltd. owns 60% of the equity of Woori F&I Twentieth Asset Securitization Specialty Co., Ltd.
*	On March 16, 2011, Woori FG Savings Bank, a 100% owned subsidiary of Woori Finance Holdings, was included as our subsidiary.
*	On March 29, 2011, Woori EA Tenth Asset Securitization Specialty Co., Ltd., a 51% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On May 30, 2011, Woori F&I Fourteenth Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries.
*	On June 7, 2011, Woori F&I Twenty First Asset Securitization Specialty Co., Ltd. and Woori F&I Twenty Second Asset Securitization Specialty Co., Ltd., each a 100% owned subsidiary of Woori F&I, were included as our 2nd tier subsidiaries.
*	On July 22, 2011, Woori Fund Service Co., Ltd., a 100% owned subsidiary of Woori Bank, was included as our 2nd tier subsidiary.
*	On August 26, 2011, Brim Asian Credit Fund was dissolved and removed from our list of subsidiaries.
*	On September 2, 2011, Woori EA Twelveth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On September 28, 2011, Woori F&I Fifth Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries.
*	On November 2, 2011, Woori F&I Twenty Third Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On November 25, 2011, Woori EA Thirteenth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On November 29, 2011, Woori EA Fourteenth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On December 2, 2011, Woori F&I Twenty Fourth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On December 28, 2011, Woori F&I Sixth Asset Securitization Specialty Co., Ltd. was dissolved and removed from our list of subsidiaries.
*	On March 8, 2012, Woori F&I Twenty Fifth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On March 9, 2012, POSCO Woori EIG Global Private Equity Fund, to which Woori Asset Management contributed 0.5% of the capital and serves as its general partner, was included as our 2nd tier subsidiary.
*	On March 29, 2012, Woori EA Fifteenth Asset Securitization Specialty Co., Ltd., a 70% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On May 16, 2012, Woori F&I Twenty Sixth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On May 24, 2012, Woori F&I Twenty Seventh Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On June 11, 2012, Woori F&I Twenty Eighth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On July 17, 2012, WR Creditors Co., Ltd. was dissolved and removed from our list of subsidiaries.
*	On September 5, 2012, Woori EA Eighteenth Asset Securitization Specialty Co., Ltd., a 67% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On September 10, 2012, Woori F&I Twenty Ninth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.

*	On September 25, 2012, Woori Bank Brasil was included as our 2nd tier subsidiary. Woori Bank owns a 100% (less one share) stake in Woori Bank Brasil.
*	On November 2, 2012, Woori Columbus Private Equity Fund No.1, to which Woori Asset Management contributed 1.96% of the capital and serves as its general partner, was included as our 2nd tier subsidiary.
*	On November 9, 2012, Woori F&I Thirtieth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On November 28, 2012, Woori F&I Eighth Asset Securitization Specialty Co., Ltd., was dissolved and removed from our list of subsidiaries.
*	On December 7, 2012, Woori F&I Thirty First Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On December 26, 2012, Woori Finance Research Institute was incorporated and became our wholly-owned subsidiary.
*	On March 7, 2013, Woori F&I Thirty Second Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On March 8, 2013, Woori F&I Thirty Third Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On March 8, 2013, Woori F&I Thirty Fourth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On March 13, 2013, Woori F&I Thirty Fifth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On March 14, 2013, Mars Private Equity Fund No.3 was dissolved and removed from our list of subsidiaries.
*	On March 29, 2013, Mars Private Equity Fund No.1 was dissolved and removed from our list of subsidiaries.
*	On April 1, 2013, Woori Card was added as our 1st tier subsidiary.
*	On June 4, 2013, Woori F&I Thirty Sixth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On June 7, 2013, Woori F&I Thirty Seventh Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On June 21, 2013, the inclusion of Kumho Investment Bank as our 1st tier subsidiary was approved by the Financial Services Commission, and Two Eagles KIB LLC and Two Eagles LLC, both controlled by Kumho Investment Bank, were also included as our 2nd and 3rd tier subsidiaries, respectively.
*	On June 28, 2013, Woori F&I Eleventh Asset Securitization Specialty Co., Ltd., was dissolved and removed from our list of subsidiaries.
*	On July 8, 2013, Mars Private Equity Fund No.4 was dissolved and removed from our list of subsidiaries.
*	On August 19, 2013, Woori F&I Thirty Eighth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On August 29, 2013, Woori F&I Thirty Ninth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On September 4, 2013, Woori F&I Fourtieth Asset Securitization Specialty Co., Ltd., a 100% owned subsidiary of Woori F&I, was included as our 2nd tier subsidiary.
*	On October 2, 2013, Kumho Investment Bank’s company name was changed to Woori Investment Bank.

c.	Consolidated Subsidiaries

Name of Company	Business Activities	Total Assets (2012) (unit: in millions of Won)
Woori Bank	Banking	242,667,808
Kwangju Bank	Banking	18,297,125
Kyongnam Bank	Banking	28,900,360
Woori Investment & Securities	Securities	24,211,585
Woori Financial	Other Financial	3,537,592
Woori Card	Credit Finance	—
Woori FG Savings Bank	Banking	1,598,619
Woori Investment Bank (former Kumho Investment Bank)	Merchant Banking	1,412,550
Woori F&I	Other Financial	1,600,095
Woori Asset Management	Collective Investment	80,095
Woori FIS (former Woori Finance Information System)	Financial Information Technology	334,878
Woori Private Equity	Other Financial	40,793
Woori Finance Research Institute	Other Financial	4,156
Woori Heritage Long Short Private Equity Investment Trust No. 1	Other Financial	11,336
Woori CS Ocean Bridge 7 th	Other Financial	126
Woori CS Ocean Bridge 9th	Other Financial	884
Woori CS Global Emerging Milestone 1st	Other Financial	27,048
Woori Credit Information	Debt Collection and Credit Rating	30,917
Woori America Bank	Banking	1,078,995
P.T. Bank Woori Indonesia	Banking	662,720
Woori Global Markets Asia Ltd.	Banking	181,104
Woori Bank (China) Limited	Banking	3,036,392
ZAO Woori Bank	Banking	214,258
Woori Bank Brasil	Banking	22,336
Korea BTL Infrastructure Fund	Other Financial	584,144
Woori Fund Service Co., Ltd.	Other Financial	2,952
Kumho Trust 1st Co., Ltd.	Other Financial	80,942
Woori IB Global Bond Co., Ltd	Other Financial	213,745
Connsus Eighth Co., Ltd.	Other Financial	12
Asiana Saigon Co., Ltd.	Other Financial	52,947
An-Dong Raja 1st Co., Ltd.	Other Financial	12,800
KAMCO Value Recreation 1st Securitization Specialty Co., Ltd	Other Financial	84,560
Hermes STX Co., Ltd.	Other Financial	30,550
BWL First Co., LLC	Other Financial	80,029
Woori Poongsan Co., Ltd	Other Financial	41,575
Pyeongtaek Ocean Sand Co., Ltd.	Other Financial	44,539
Heights Third Co., Ltd	Other Financial	8,039
Jeonju Poomglim iWant	Other Financial	203
Wonju Poomglim iWant	Other Financial	9
Deogi Dream Fourth Co., Ltd	Other Financial	351
Guam Emerald Ocean View	Other Financial	535

Name of Company	Business Activities	Total Assets (2012) (unit: in millions of Won)
Heoreum Short-Term 15th	Other Financial	58
G5 Pro Short-Term 13th	Other Financial	588
G6 First Class Mid-Term E-20	Other Financial	1
G15 First Class Mid-Term C-1	Other Financial	4
D First Class Mid-term C-151	Other Financial	3
Woori Milestone Private Real Estate Fund 1st	Other Financial	6,975
Consus Sakhalin Real Estate Investment Trust 1st	Other Financial	56,411
Woori Partner Plus Private Equity Securities 4th	Other Financial	415,544
Hanwha Smart Private Equity Trust No. 50 (Bond)	Other Financial	51,044
Phoenix Private Bond Investment Trust 13th	Other Financial	50,118
Hanwha Private Equity Securities Investment Trust 43rd	Other Financial	54,111
Hyundai Platinum Private Equity Securities W-2	Other Financial	—
KTB Safe Private Equity Securities 77th	Other Financial	—
Woori Partner Plus Private Equity Securities 12th	Other Financial	—
KDB Private Equity Investment Trust WB-5	Other Financial	—
Shinhan BNP Corporate Private Equity Investment Trust 27th	Other Financial	—
Yuri WB Private Equity Securities 5th (Bond)	Other Financial	—
Kyobo Axa Tomorrow Private Equity Securities 25th	Other Financial	—
Mirae Asset Triumph Private Equity Securities 15th	Other Financial	—
Yuri WB Private Equity Securities 6th (Bond)	Other Financial	—
Meritz Prime Private Equity Securities 93rd	Other Financial	—
Kyobo Axa Tomorrow Private Equity Securities 26th	Other Financial	—
Mirae Asset Triumph Private Equity Securities 17th	Other Financial	—
Hanwha Private Equity Securities Investment Trust 57th	Other Financial	—
Hyundai Platinum Private Equity Securities W-3	Other Financial	—
Phoenix Sky Private Equity Securities 15th	Other Financial	—
Samsung Plus Private Equity Securities 24th	Other Financial	—
HDC Private Equity Securities Investment Trust 10th	Other Financial	—
ING Lion Private Equity Securities 47th	Other Financial	—
LS Leading Solution Private Equity Securities 126th Bond)	Other Financial	—
Shinhan BNP Corporate Private Equity Securities 32nd	Other Financial	—
Hyundai Advantage Private Equity Securities 17th	Other Financial	—
Mirae Asset Triumph Private Equity Securities 21st	Other Financial	—
Meritz Prime Private Equity Securities 95th	Other Financial	—
Hi Good Choice Private Equity Securities 8th	Other Financial	—
HDC Private Equity Securities Investment Trust 11th	Other Financial	—
Woori Partner Plus Private Equity Securities 13th	Other Financial	—
Woori Bank Principal Protected Trust	Other Financial	1,359,282
Heungkuk Hiclass 9th	Other Financial	3,394
Tongyang High Plus Securities Investment Trust N-27th	Other Financial	10,016
Mirae Asset Triumph Private Equity Investment Trust 11th	Other Financial	—
Woori Frontier Short Term Private Equity Securities Investment Trust G-3	Other Financial	—
Hybrid 1st Specialty Inc.	Other Financial	342,697
KAMCO Value Recreation 2nd Securitization Specialty Co., Ltd.	Other Financial	8,898
Kwangju Bank Principal Protected Trust	Trust	10,835
KTB Market Alpha Private Equity Securities Investment Trust 30-2(Bond Mixed Type)	Other Financial	10,880
Mirae Asset Columbus Private Equity Investment Trust 43rd (Bond Mixed Type)	Other Financial	10,375
Tongyang High Plus Securities Investment Trust N-28 (Bond)	Other Financial	—
Bearing New Besta Private Equity Securities Investment Trust 9th (Bond)	Other Financial	—
Woori Frontier Private Equity Securities Investment Trust 4th (Bond)	Other Financial	—
Yuri Balance Private Equity Securities Investment Trust 11th (Bond Mixed Type)	Other Financial	—
Shinyoung Private Equity Securities Investment Trust KN-1 (ELS-Derivative Type)	Other Financial	—
Daeshin Balance Private Equity Securities Investment Trust 51st (Bond Mixed Type)	Other Financial	—
Shinyoung Private Equity Securities Investment Trust KN-2 (ELS-Derivative Type)	Other Financial	—

Name of Company	Business Activities	Total Assets (2012) (unit: in millions of Won)
Hyundai Smart Dream Private Equity Securities 9th (Bond Mixed Type)	Other Financial	—
Consus 6th Co., LLC	Other Financial	9
Kyongnam Bank Principal Protected Trust	Trust	56,742
Woori Futures	Futures	409,193
Woori Investment Securities International Ltd.	Securities	2,067
Woori Investment & Securities (HK) Ltd.	Securities	140,349
Woori Investment Securities America	Securities	6,467
MARS Second Private Equity Fund	Other Financial	231,863
Woori Investment Asia Pte. Ltd.	Securities	46,903
Woori Absolute Partners PTE Ltd.	Other Financial	3,880
Woori Absolute Asia Global Opportunity Fund	Other Financial	7,790
LG Investment Holding B.V.(Amsterdam) GG	Other Financial	30,612
Woori Korindo Securities Indonesia	Securities	33,123
Woori CBV Securities Corporation	Securities	8,300
Woori Absolute Return Investment Strategies fund	Other Financial	33,326
Woori Investment Asia Co., Ltd.(Beijing)	Investment Advisory	2,391
Kofc Woori Growth Champ 2010-3 Private Equity Fund	Other Financial	96,280
Woori Giant First Co., Ltd	Other Financial	96,280
KAMCO Value Recreation 9th Securitization Specialty Co., Ltd	Other Financial	1,535
G3 Pro Short-term 13	Beneficiary Certificates	86
G4 Pro Short-term 13	Beneficiary Certificates	42
Woori Investment & Securities Principal Protected Trust	Trust	27,482
Woori AMC	Other Financial	20,838
Woori F&I Seventh Asset Securitization Specialty Co., Ltd.	Other Financial	14,560
Woori SB Tenth Asset Management Co., Ltd.	Other Financial	18,647
Woori F&I Tenth Asset Securitization Specialty Co., Ltd.	Other Financial	320
Woori F&I Thirteenth Asset Securitization Specialty Co., Ltd.	Other Financial	3,401
Woori F&I Sixteenth Asset Securitization Specialty Co., Ltd	Other Financial	3,652
Woori EA Third Asset Securitization Specialty Co., Ltd.	Other Financial	7,909
Woori EA Fourth Asset Securitization Specialty Co., Ltd.	Other Financial	9,320
Woori EA Fifth Asset Securitization Specialty Co., Ltd.	Other Financial	3,204
Woori F&I Seventeenth Asset Securitization Specialty Co., Ltd	Other Financial	3,870
Woori EA Eighth Asset Securitization Specialty Co., Ltd.	Other Financial	13,892
WR Investment America LLC	Other Financial	18,915
Woori F&I Eighteenth Asset Securitization Specialty Co., Ltd	Other Financial	31,034
Woori F&I Nineteenth Asset Securitization Specialty Co., Ltd	Other Financial	8,412
Woori EA Tenth Asset Securitization Specialty Co., Ltd.	Other Financial	4,098
Woori F&I Twentieth Asset Securitization Specialty Co., Ltd	Other Financial	8,119
Woori F&I Twenty First Asset Securitization Specialty Co., Ltd	Other Financial	71,265
Woori F&I Twenty Second Asset Securitization Specialty Co., Ltd	Other Financial	17,100
Woori F&I Twenty Third Asset Securitization Specialty Co., Ltd	Other Financial	22,068
Woori F&I Twenty Fourth Asset Securitization Specialty Co., Ltd	Other Financial	55,350
Woori F&I Twenty Fifth Asset Securitization Specialty Co., Ltd.	Other Financial	88,099
Woori EA Twelveth Asset Securitization Specialty Co., Ltd.	Other Financial	60,249
Woori EA Thirteenth Asset Securitization Specialty Co., Ltd.	Other Financial	47,452
Woori EA Fourteenth Asset Securitization Specialty Co., Ltd.	Other Financial	91,370
Woori EA Fifteenth Asset Securitization Specialty Co., Ltd.	Other Financial	61,942
Woori F&I Twenty Sixth Asset Securitization Specialty Co., Ltd.	Other Financial	88,425
Woori F&I Twenty Seventh Asset Securitization Specialty Co., Ltd.	Other Financial	104,191
Woori F&I Twenty Eighth Asset Securitization Specialty Co., Ltd.	Other Financial	72,858
Woori EA Eighteenth Asset Securitization Specialty Co., Ltd.	Other Financial	59,652
Woori F&I Twenty Ninth Asset Securitization Specialty Co., Ltd.	Other Financial	124,348
Woori F&I Thirtieth Asset Securitization Specialty Co., Ltd.	Other Financial	138,623
Woori F&I Thirty First Asset Securitization Specialty Co., Ltd.	Other Financial	107,000
Woori F&I Thirty Second Asset Securitization Specialty Co., Ltd.	Other Financial	—
Woori F&I Thirty Third Asset Securitization Specialty Co., Ltd.	Other Financial	—

Name of Company	Business Activities	Total Assets (2012) (unit: in millions of Won)
Woori F&I Thirty Fourth Asset Securitization Specialty Co., Ltd.	Other Financial	—
Woori F&I Thirty Fifth Asset Securitization Specialty Co., Ltd.	Other Financial	—
Woori F&I Thirty Sixth Asset Securitization Specialty Co., Ltd.	Other Financial	—
Woori F&I Thirty Seventh Asset Securitization Specialty Co., Ltd.	Other Financial	—
Woori F&I Thirty Eighth Asset Securitization Specialty Co., Ltd.	Other Financial	—
Woori F&I Thirty Ninth Asset Securitization Specialty Co., Ltd.	Other Financial	—
Woori F&I Fourtieth Asset Securitization Specialty Co., Ltd.	Other Financial	—
Woori Private Equity Fund	Private Equity Investment	150,644
Woori EL Co., Ltd.	Other Financial	27
Two Eagles LLC	Real Estate & Leasing	632
MyAsset Manhattan Private Equity Real Estate Trust 1st	Beneficiary Certificates	5,656
Sahn Eagle LLC	Other Financial	14,792
Hub 1st Co., Ltd	ABS	14,582
Hub 2nd Co., Ltd	ABS	24,161
Hub 3rd Co., Ltd	ABS	16,754
Two Eagles KIB LLC	Other Services	238

3.	Capital Structure

a.	Changes in Capital

(units: Won, shares)

Date	Category	Stock Decrease/Increase
		Type	Quantity	Par Value	Issue price	Note
2001.3.27	Establishment	Common	727,458,609	5,000	5,000	—
2002.5.31	Exercise B/W	Common	165,782	5,000	5,000	—
2002.6.12	Capital increase w/ consideration	Common	36,000,000	5,000	6,800	Capital contribution ratio: 0.0494
2002.6.30	Exercise B/W	Common	1,416,457	5,000	5,000	—
2002.9.30	Exercise B/W	Common	2,769,413	5,000	5,000	—
2002.12.31	Exercise B/W	Common	4,536	5,000	5,000	—
2003.3.31	Exercise B/W	Common	1,122	5,000	5,000	—
2003.6.30	Exercise B/W	Common	7,688,991	5,000	5,000	—
2004.6.18	Stock Exchange	Common	8,571,262	5,000	8,902	Exchange with Woori Sec shares on a 1-to-0.55 basis
2004.11.4	Exercise CB	Common	666,301	5,000	5,380	—
2004.12.2	Exercise CB	Common	7,995,613	5,000	5,380	—
2004.12.21	Exercise CB	Common	3,717,472	5,000	5,380	—
2005.2.17	Exercise CB	Common	3,481,173	5,000	5,588	—
2005.3.11	Exercise CB	Common	5,914,180	5,000	7,313	—
2005.3.11	Exercise CB	Common	164,429	5,000	7,228	—

b.	Convertible Bonds

Not applicable

4.	Total Number of Authorized Shares

a.	Total Number of Authorized Shares

As of September 30, 2013	(unit: shares)

Items	Type
	Common Shares	Total
Total number of shares authorized	2,400,000,000	2,400,000,000
Total number of issued stock	806,015,340	806,015,340
Treasury stock	2,000	2,000
Free float shares	806,013,340	806,013,340

b.	Treasury Stock

As of September 30, 2013	(unit: shares)

Acquisition Method	Type of Stock	Beg.	Acquired	Disposal	Canceled	End	Remarks
Direct purchase under Sub-section 1, section 165-2 of the Financial Investment Services and Capital Markets Act	Common Preferred
Direct purchase other than under Sub-section 1, section 165-2 of the Financial Investment Services and Capital Markets Act	Common Preferred	2,000				2,000
Subtotal	Common Preferred	2,000				2,000
Indirect acquisition from trust agreement	Common Preferred
Total	Common Preferred	2,000				2,000

5.	Voting Rights

As of September 30, 2013	(unit: shares)

Items		Number of stock	Notes
Total number of shares	Common Shares Preferred Shares	806,015,340
Stocks without voting rights	Common Shares Preferred Shares
Stocks with limited voting rights under Korean Securities & Exchange Law	—	2,000
Stocks with voting rights restored	—
Stocks with voting rights	Common Shares Preferred Shares	806,013,340

6.	Dividend Information

a.	Dividend information for the past three years

Items		2012	2011	2010
Par value per share (Won)		5,000	5,000	5,000
Net profit (Won in Millions)		1,583,580	2,136,828	1,288,856
Earnings per share (Won)		1,965	2,651	1,599
Total cash payout (Won in Millions)		201,503	201,503	201,503
Total stock dividends (Won in Millions)
Cash dividend payout ratio (%)		12.72	9.43	15.63
Cash dividend yield (%)	Common Shares Preferred Shares	2.1	2.6	1.6
Stock dividend yield (%)	Common Shares Preferred Shares
Cash dividend per share (Won)	Common Shares Preferred Shares	250	250	250
Stock dividend per share (Won)	Common Shares Preferred Shares

II.	Description of Business

1.	Business Overview

a.	Business Overview

(As of September 30, 2013)

Business Area	Business Scope	Subsidiary
Banking	Lending, deposit taking and related business	Woori Bank Kwangju Bank Kyongnam Bank
Financial Investment	Investment banking and investment brokerage	Woori Investment & Securities
Credit Finance	Facilities lease financing, installment financing and other lease financing	Woori Financial
	Credit cards, cash advance, and credit card loans	Woori Card
Insurance	Life insurance business	Woori Aviva Life Insurance
Savings Bank	Financial services for the lower-income class	Woori FG Savings Bank
Investment Banking	Merchant banking business related to lending, deposit taking, international finance, lease finance, and securities	Woori Investment Bank
	Acquisition and disposal of non-performing loans and corporate restructuring-related investment business	Woori F&I
Asset Management	Collective investment business and investment advisory	Woori Asset Management
IT	Financial IT system development, sales and maintenance business	Woori FIS
Private Equity	Investment advisory and private equity fund management business	Woori Private Equity
Other	Financial, economic and industry research	Woori Finance Research Institute

2.	Overview of Operations

a.	Performance of Operations

As a financial holding company under the Financial Holding Company Act, our main income consists of dividend payments made to us by our subsidiaries. We are not involved in any other operations.

b.	Financing of Operations

(1)	Source of Funds

(unit: in millions of Won)

		2013 3Q		2012		Change
		Avg. Balance	%	Avg. Balance	%	Avg. Balance	%
Won Currency	Deposits	1,918,395	57.95	1,883,597	58.88	34,798	(0.93)
	CD	28,232	0.85	16,254	0.51	11,978	0.34
	Borrowings	272,230	8.22	242,556	7.58	29,674	0.64
	Call Money	23,031	0.70	31,929	1.00	(8,898)	(0.30)
	Others	534,007	16.13	477,072	14.91	56,935	1.22
	Sub-Total	2,775,895	83.85	2,651,408	82.88	124,487	0.97
Foreign Currency	Deposits	113,809	3.44	112,283	3.51	1,526	(0.07)
	Borrowings	110,369	3.34	130,917	4.09	(20,548)	(0.75)
	Debentures	52,366	1.58	54,464	1.70	(2,098)	(0.12)
	Others	12,834	0.38	13,354	0.42	(520)	(0.04)
	Sub-Total	289,378	8.74	311,018	9.72	(21,640)	(0.98)
Others	Total Capital	234,319	7.08	226,238	7.07	8,081	0.01
	Reserves	10,866	0.33	10,619	0.33	247	0.00
	Others	0	0.00	0	0.00	0	0.00
	Sub-Total	245,185	7.41	236,857	7.40	8,328	0.01
Source of Funds Total		3,310,458	100.00	3,199,283	100.00	111,175	0.00

*	Consolidated basis.

(unit: in millions of Won)

Items	2013 3Q	2012	2011
Shareholders’ Equity	14,454,093	14,571,676	14,214,221
Capital	4,030,077	4,030,077	4,030,077
Hybrid Securities	498,407	498,407	309,010
Capital Surplus	109,026	109,026	109,025
Retained Earnings	9,818,264	9,934,180	9,766,123
Capital Adjustments	(1,681)	(14)	(14)
Borrowings	4,183,248	3,874,928	3,888,783
Debentures	4,004,670	3,654,276	3,653,968
Bank Borrowings	—	—	—
Commercial Paper	—	—	—
Other Borrowings	—	—	—
Other Liabilities	178,578	220,652	234,815
Total	18,637,341	18,446,604	18,103,004

*	Separate basis.

(2)	Use of Funds

(unit: in millions of Won)

		2013 3Q		2012		Change
		Avg. Balance	%	Avg. Balance	%	Avg. Balance	%
Won Currency	Deposits	148,493	4.49	159,385	4.98	(10,892)	(0.49)
	Securities	578,331	17.47	575,475	17.99	2,856	(0.52)
	Loans	1,961,863	59.26	1,844,974	57.67	116,889	1.59
	Call Loans	17,389	0.52	8,047	0.25	9,342	0.27
	Private placement bonds	12,103	0.37	15,376	0.48	(3,273)	(0.11)
	Credit Card	42,742	1.29	43,676	1.37	(934)	(0.08)
	Others	225,127	6.80	209,096	6.54	16,031	0.26
	Loan loss reserves	(34,850)	(1.05)	(34,445)	(1.08)	(405)	0.03
	Sub-Total	2,951,198	89.15	2,821,584	88.20	129,614	0.95
Foreign Currency	Deposits	33,695	1.02	35,257	1.10	(1,562)	(0.08)
	Securities	13,914	0.42	10,905	0.34	3,009	0.08
	Loans	184,274	5.57	200,514	6.27	(16,240)	(0.70)
	Bills bought	51,828	1.57	54,821	1.71	(2,993)	(0.14)
	Others	6,154	0.18	7,342	0.23	(1,188)	(0.05)
	Sub-Total	289,865	8.76	308,839	9.65	(18,974)	(0.89)
Others	Cash	37,530	1.13	37,242	1.16	288	(0.03)
	Tangible Assets	31,865	0.96	31,618	0.99	247	(0.03)
	Others	0	0.00	0	0.00	0	0.00
	Sub-Total	69,395	2.09	68,860	2.15	535	(0.06)
Use of Funds Total		3,310,458	100.00	3,199,283	100.00	111,175	0.00

*	Consolidated basis.

(unit: in millions of Won)

Items	2013 3Q	2012	2011
Subsidiary Stock	18,045,972	17,976,325	17,825,203
Woori Bank	12,848,076	13,621,824	13,621,824
Kyongnam Bank	1,443,661	1,443,661	1,443,661
Kwangju Bank	976,291	976,291	976,291
Woori FIS	35,013	35,013	15,013
Woori F&I	206,563	206,563	206,563
Woori Investment & Securities	1,036,749	1,036,749	1,036,749
Woori Asset Management	67,456	67,456	67,456
Woori Private Equity	34,246	34,246	34,246
Woori Financial	238,575	238,575	207,346
Woori Aviva Life Insurance	102,946	102,946	106,053
Woori FG Savings Bank	210,000	210,000	110,000
Woori Finance Research Institute	3,000	3,000
Woori Card	773,748	—	—
Woori Investment Bank	69,648	—	—
Investment Securities	—	—	—
Loan Obligations	997	995	996
Tangible Assets	315	389	515
Intangible Assets	46	33	29
Cash	439,170	236,400	33,538
Other Assets	150,841	232,462	242,723
Total	18,637,341	18,446,604	18,103,004

*	Separate basis.

3.	Other Information Relevant to Investment Decisions

a.	Selected Ratios

Won-denominated Current Ratio

(unit: in millions of Won)

Items	2013 3Q(1)	2012(1)	2011(1)
Current Assets (A)	260,373	222,671	33,591
Current Liabilities (B)	179,164	33,580	11,300
Current Ratio(2) (A/B)	145.33%	663.11%	297.28%

(1)	Separate basis.
(2)	Current ratio is calculated as the ratio of (i) Won-denominated assets with maturity of less than 1 month to (ii) Won-denominated liabilities with maturity of less than 1 month.

Debt Ratio

(unit: in millions of Won)

Items	2013 3Q	2012	2011
Liabilities (A)	4,183,248	3,874,928	3,888,783
Equity (B)	14,454,093	14,571,676	14,214,221
Debt Ratio (A/B)	28.94%	26.59%	27.36%

*	Separate basis.

BIS Ratio

(unit: in millions of Won)

Items	2013 3Q	2013 3Q	2012	2011
Total Capital (A)	220,180,936	219,098,944	26,989,716	25,668,548
Risk weighted assets (B)	27,977,930	27,832,900	210,397,222	208,069,221
BIS Ratio (A/B)	12.71%	12.70%	12.83%	12.34%

*	2013 3Q figures are preliminary

b.	Credit Ratings for the Past Three Years

Date of Rating	Evaluated Securities	Credit Rating	Company (Ratings Range)	Evaluation Category

2008.04.03

2008.04.03

2008.06.12

2008.06.16

2008.09.12

2008.09.16

2008.12.02

2008.12.02

2009.03.13

2009.03.13

2009.06.30

2009.06.30

2009.11.05

2009.11.05

2010.05.10

2010.05.10

2010.07.23

2010.07.23

2010.10.28

2010.10.28

2011.02.14

2011.02.14

2011.03.02

2011.03.03

2011.05.12

2011.05.12

2011.08.11

2011.08.11

2011.10.19

2011.10.19

2011.11.14

2011.11.14

2012.01.30

2012.01.30

2012.02.28

2012.02.28

2012.06.13

2012.06.13

2012.08.06

2012.08.06

2012.10.17

2012.10.17

2013.02.26

2013.02.26

2013.07.15

2013.07.15

2013.09.23

2013.09.23

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Korea Ratings (AAA ~D)

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NICE (AAA ~ D)

KIS Ratings (AAA ~D)

Korea Ratings (AAA ~D)

Korea Ratings (AAA ~D)

NICE (AAA ~ D)

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c.	30 Largest Exposures by Borrower

(As of September 30, 2013)	(unit: in hundred millions of Won)

Name	Total Credit Exposure	Securities	Total Exposure
Korea Land & Housing Corporation	20,350	23,918	44,267
Korea Finance Corporation	199	22,170	22,369
Korea Housing Finance Corporation	—	18,774	18,774
Korea Development Bank	—	15,056	15,056
Samsung Heavy Industries	11,216	440	11,656
Hyundai Heavy Industries	9,606	547	10,153
Industrial Bank of Korea	—	10,024	10,024
Small & Medium Business Corporation	—	9,453	9,453
Export-Import Bank of Korea	—	7,705	7,705
National Federation of Fisheries Cooperatives	—	7,471	7,471
Korea Deposit Insurance Corporation	—	7,367	7,367
KB Kookmin Bank	3,354	3,401	6,755
SPP Shipbuilding	6,660	—	6,660
DSME	6,289	121	6,410
Korea BTL Infrastructure Fund	—	6,336	6,336
Samsung Electronics	5,977	273	6,250
Hyosung	5,517	20	5,537
Korea Water Resources Corporation	7	5,404	5,411
Kumho Tire	4,408	951	5,359
Doosan Infracore	4,122	1,171	5,293
SH Corporation	299	4,869	5,169
Gajeul New Town Zone 4 Redevelopment Project	5,119	—	5,119
LG Chem	4,836	75	4,910
KEPCO	400	4,480	4,880
Korean Air	4,636	236	4,872
Sungdong Shipbuilding & Marine	4,722	—	4,722
S-OIL	4,572	141	4,713
Hyundai Securities (MMW)	—	4,709	4,709
Korea Expressway Corporation	—	4,603	4,603
Korea Rail Network Authority	24	4,530	4,554
Total	102,312	164,246	266,557

*	Based on Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Investment & Securities, Woori Card, Woori Financial, Woori Aviva Life Insurance, Woori FG Savings Bank and Woori Investment Bank
*	Excluding securities issued or guaranteed by the Government or the Bank of Korea
*	Corporate borrowers only

d.	20 Largest Loan Exposures Classified as Sub-Standard or Below by Borrower

(As of September 30, 2013)	(unit: in hundred millions of Won)

Name	Industry	Total Exposure	Sub-standard or below	Loan Loss Reserve
A	Shipbuilding	6,660	5,468	2,699
B	Shipbuilding	3,800	3,800	1,017
C	Shipbuilding	4,722	3,362	2,060
D	Wholesale & Retail	2,821	2,626	2,572
E	Construction	2,390	2,390	1,389
F	Manufacturing	1,309	1,309	133
G	Manufacturing	1,186	1,186	11
H	Real Estate & Leasing	1,074	1,074	228
I	Shipbuilding	932	930	646
J	Manufacturing	829	829	55
K	Transportation	805	805	720
L	Real Estate & Leasing	750	750	337
M	Real Estate & Leasing	734	734	427
N	Manufacturing	632	621	243
O	Real Estate & Leasing	600	600	1
P	Manufacturing	584	584	33
Q	Construction	580	580	64
R	Construction	568	568	449
S	Sports & Leisure	537	537	296
T	Shipbuilding	523	517	476
Total		32,035	29,269	13,855

*	Based on Woori Bank, Kyongnam Bank, Kwangju Bank, Woori Investment & Securities, Woori Card, Woori Financial, Woori Aviva Life Insurance, Woori FG Savings Bank and Woori Investment Bank
*	Corporate borrowers only

e.	Recent Developments

In December 2012, Woori Finance Research Institute was established as a separate legal entity to enhance the operational efficiency of Woori Financial Group’s internal research function and to increase its research capacity. Woori Finance Research Institute will assist the sustainable growth of Woori Financial Group by serving as its “think tank” and aim to become an opinion leader in the Korean financial industry.

In April 2013, the credit card business of Woori Bank was spun off to become a wholly-owned subsidiary of Woori Finance Holdings in order to increase the competitiveness of such business.

In June 2012, Woori Finance Holdings acquired a 41.6% equity stake in Kumho Investment Bank by participating in the capital increase of Kumho Investment Bank and added the entity as a new first tier subsidiary. Woori Finance Holdings will utilize the business strengths of Kumho Investment Bank in merchant banking while streamlining its organization and improving its asset quality in order to stabilize the operations of Kumho Investment Bank.

On June 26, 2013, the Public Funds Oversight Committee of the Financial Services Commission announced the privatization plan for Woori Finance Holdings. The privatization plan provides for the segregation of the fourteen subsidiaries of Woori Finance Holdings into three groups of entities (comprising the regional bank group, the investment and securities group and the Woori Bank group), and each unit will be subject to corporate restructuring processes (including spin-offs and/or mergers) and put up for sale.

KDIC, our majority shareholder, announced the commencement of a sale process for its equity interest in Kwangju Bank and Kyongnam Bank on July 15, 2013, and Woori Finance Holdings announced the the commencement of a sale process of its equity interest in the investment and securities group on August 16, 2013.

III.	Financial Information

1.	Condensed Financial Statements (Separate)

(unit: in millions of Won, except per share amounts)

Items	2013 3Q(1)	2012(1)	2011	2010
Cash and Cash Equivalents	439,170	236,400	33,538	65,345
Loans and Receivables	33,913	209,199	239,215	155,209
Investments in Subsidiaries and Associates	18,045,972	17,976,325	17,825,203	17,383,228
Premises and equipment	315	389	515	593
Intangible Assets	46	33	29	35
Current Tax Assets	116,089	20,844	—	—
Deferred Tax Assets	—	2,444	2,158	1,128
Other Assets	1,836	970	2,347	3,370
Total Assets	18,637,341	18,446,604	18,103,005	17,608,908
Borrowings	—	—	—	—
Debentures	4,004,670	3,654,276	3,653,968	3,654,844
Retirement Benefit Obligation	886	137	—	—
Current Tax Liabilities	—	165,588	201,361	124,078
Deferred Tax Liabilities	26,018	—	—	—
Other Financial Liabilities	150,042	53,448	31,796	23,889
Other Liabilities	1,632	1,479	1,659	1,926
Total Liabilities	4,183,248	3,874,928	3,888,784	3,804,737
Common Stock	4,030,077	4,030,077	4,030,077	4,030,077
Hybrid Securities	498,407	498,407	309,010	—
Capital Surplus	109,026	109,026	109,026	109,025
Other Equity	(1,681)	(1,467)	(14)	(18)
Retained Earnings	9,818,264	9,935,633	9,766,122	9,665,087
Total Equity	14,454,093	14,571,676	14,214,221	13,804,171

Items	2013 3Q(1)	2012 3Q(1)	2012	2011
Net Interest Income	(121,683)	(130,503)	(172,379)	(214,309)
Net Fees Income	35,366	43,653	59,439	57,852
Dividend Income	254,081	562,272	562,272	516,008
Reversal of Impairment Loss on Credit Loss	2	—	—	1
Administrative Expenses	(32,268)	(40,215)	(51,352)	(49,792)
Operating Income	135,498	435,207	397,980	309,760
Non-Operating Expense	(824)	731	(1,368)	(6,310)
Income Before Income Tax	134,674	435,938	396,612	303,450
Net Income	106,144	435,816	396,898	304,480
Total Comprehensive Income	105,930	435,431	396,898	304,480
Earnings Per Share (in Won)	104	516	459	375

(1)	2013 3Q amounts reflect amendments to Korean IFRS 1019 relating to employee benefits adopted by the Company (as described in the footnotes to the accompanying financial statements of the Company). Results for 2012 and 2012 3Q, as applicable, have been restated accordingly.

2.	Condensed Financial Statements (Consolidated)

(unit: in millions of Won)

Items	2013 3Q(1)(2)	2012(1)(2)	2011	2010
Cash and Cash Equivalents	6,683,413	5,778,390	6,417,123	4,871,109
Financial Assets at Fair Value through Profit or Loss	26,914,498	27,352,216	25,600,231	22,183,761
Available-for-Sale Financial Assets	20,166,816	18,888,923	19,671,924	21,997,884
Held-to-Maturity Financial Assets	15,825,213	18,684,801	20,036,128	19,885,559
Loans and Receivables	257,011,286	250,275,551	235,159,956	216,791,805
Investments in Jointly Controlled Entities and Associates	1,001,161	1,037,930	928,233	744,844
Investment Properties	475,421	491,685	498,999	643,271
Premises and equipment	3,184,374	3,185,543	3,134,472	3,097,378
Intangible Assets and goodwill	429,650	433,407	447,891	295,136
Current Tax Assets	138,977	38,667	56,570	9,568
Deferred Tax Assets	154,917	155,439	79,980	58,705
Derivative Assets	217,223	281,069	326,840	131,511
Assets Held for Sale	104,663	83,347	56,243	87,926
Other Assets	495,502	414,846	377,059	378,861
Total Assets	332,803,114	327,101,814	312,791,649	291,177,318
Financial Liabilities at Fair Value Through Profit or Loss	12,844,117	10,985,765	9,621,546	8,838,281
Deposits	208,401,510	204,209,580	195,930,482	185,427,625
Borrowings	32,509,845	33,479,716	34,666,709	34,265,662
Debentures	28,194,725	27,959,969	29,265,833	29,110,640
Provisions	871,328	863,658	892,308	761,055
Retirement Benefit Obligations	151,817	166,296	119,704	69,949
Current Tax Liabilities	7,346	178,791	274,257	173,960
Deferred Tax Liabilities	283,842	134,482	260,431	212,534
Derivatives Liabilities	21,294	38,000	33,493	5,339
Other Financial Liabilities	25,217,249	25,544,410	19,083,709	11,648,328
Other Liabilities	514,193	508,071	569,783	399,191
Total Liabilities	309,017,266	304,068,738	290,718,255	270,912,564
Equity Ownership of Controlled Entity	18,802,185	18,695,919	17,523,998	15,701,540
Capital Stock	4,030,077	4,030,077	4,030,077	4,030,077
Hybrid Securities	498,407	498,407	309,010	—
Capital Surplus	179,970	174,044	175,768	180,105
Other Equity	28,123	112,013	586,421	1,002,019
Retained Earnings	14,065,608	13,881,378	12,422,722	10,489,339
Non-Controlling Interests	4,983,663	4,337,157	4,549,396	4,563,214
Total Equity	23,785,848	23,033,076	22,073,394	20,264,754
Total Liabilities and Equity	332,803,114	327,101,814	312,791,649	291,177,318
Number of Consolidated Subsidiaries	167	166	143	148

Items	2013 3Q(1)(3)	2012 3Q(1)(3)	2012(1)(3)	2011(1)(3)
Operating Income	751,455	2,176,513	2,228,571	3,085,708
Net Interest Income	4,634,624	4,930,859	6,521,039	6,551,741
Interest Income	9,642,246	10,871,518	14,273,918	14,332,192
Interest Expense	(5,007,622)	(5,940,659)	(7,752,879)	(7,780,451)
Net fees and commissions income	1,080,117	1,322,734	1,749,554	1,908,146
Fees and Commissions Income	1,679,022	1,813,565	2,413,230	2,487,088
Fees and Commissions Expense	(598,905)	(490,831)	(663,676)	(578,942)
Dividend Income	116,715	134,693	163,125	203,005
Gain on Financial Instruments at Fair Value through Profit or Loss	150,252	(60,930)	(293,469)	119,403
Gain on Available-for-Sale Financial Assets	(3,409)	522,475	566,161	1,072,877
Gain on Held-to-Maturity Financial Assets	—	—	10	82
Impairment Losses on Credit Losses	(1,992,883)	(1,647,720)	(2,121,102)	(2,268,927)
Other Net Operating Expenses	(3,233,961)	(3,025,598)	(4,356,747)	(4,500,619)
Non-operating Income	40,780	2,408	62,693	91,665
Share of Profits of Jointly Controlled Entities and Associates	13,240	50,742	68,667	16,700
Other non-operating income	27,540	(48,334)	(5,974)	74,965
Net Income Before Income Tax Expense	792,235	2,178,921	2,291,264	3,177,373
Income Tax Expense	(267,243)	(505,552)	(493,389)	(744,093)
Net Income	524,992	1,673,369	1,797,875	2,433,280
Net Income Attributable to Owners	407,841	1,493,434	1,583,580	2,136,828
Net Income Attributable to the Non- Controlling Interests	117,151	179,935	214,295	296,452
Other Comprehensive Income	(101,827)	(291,608)	(387,788)	(385,374)
Gain on Available-for-Sale Financial Assets	(71,969)	(250,053)	(350,226)	(374,877)
Share of Other Comprehensive Loss of Jointly Controlled Entities and Associates	(8,815)	62,611	56,856	(37,602)
Gain (loss) on Overseas Business Translation	(25,787)	(57,533)	(107,509)	24,591
Gain on Valuation of Cashflow Hedge	(8,947)	5,842	13,091	2,514
Total Comprehensive Income	423,165	1,381,761	1,410,087	2,047,906
Comprehensive Income Attributed to Owners	322,870	1,185,207	1,177,633	1,729,658
Comprehensive Income Attributed to the Non-Controlling Interests	100,295	196,554	232,454	318,248
Earnings per Share (in Won)	479	1,828	1,931	2,649

(1)	2013 3Q amounts reflect amendments to Korean IFRS 1110 (scope of consolidation) and Korean IFRS 1019 (employee benefits) adopted by the Company (as described in the footnotes to the accompanying financial statements of the Company). Results for 2012 and 2012 3Q, as applicable, have been restated accordingly.
(2)	Beginning with the period ended June 30, 2013, the Company has reclassified special reserves for principal guaranteed trusts from a liability item under other financial liabilities to an equity item under retained earnings Company (as described in the footnotes to the accompanying financial statements of the Company). Results for 2012 and 2012 3Q, as applicable, have been restated accordingly.
(3)	Beginning with the period ended June 30, 2013, the Company has reclassified certain of the Company’s credit card commissions from interest income to fees income Company (as described in the footnotes to the accompanying financial statements of the Company). Results for 2010, 2011, 2012 and 2012 3Q, as applicable, have been restated accordingly.

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	2013 3Q	2012	2011
Auditor	Deloitte Anjin LLC	Deloitte Anjin LLC	Deloitte Anjin LLC
Auditor’s Opinion	(1)	Unqualified Opinion	Unqualified Opinion

(1)	In its review report attached to this report, Deloitte Anjin LLC has stated that nothing has come to their attention that causes them to believe that the accompanying consolidated and separate financial statements of the Company as of December 31, 2012 and September 30, 2013 and for the nine months ended September 30, 2012 and 2013 do not present fairly in all material respects, in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor for the Past Three Years

a.	Auditing Service

(units: in millions of Won, hours)

Year	Auditor	Activity	Compensation(1)	Accrued Time (hrs)
2013 3Q	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Separate)	454	5,785
2012	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Separate)	440	8,848
2011	Deloitte Anjin LLC	Review of Quarter and Half Year financial statements and audit of Annual financial statements (Consolidated, Separate)	426	9,409

(1)	On an annual basis.

b.	Compensation for Services Other than the Audit

(unit: in millions of Won)

Year	Contract Date	Activity	Period	Comp.	Note
2013 3Q	2013.04.30	PCAOB and SOX Auditing Corporate tax reconciliation	2013.07~2014.04 2013.07~2013.08 2013.02~2014.04	1,405 36	—
2012	2012.04.30	PCAOB and SOX Auditing Corporate tax reconciliation	2012.07~2013.04 2012.07~2012.08 2013.02~2013.03	1,358 35	—
2011	2011.06.27 2011.04.30	PCAOB and SOX Auditing Corporate tax reconciliation	2011.07~2012.04 2011.07~2011.08 2012.02~2012.03	1,266 35	—

V.	Corporate Governance and Affiliated Companies

1.	About the Board of Directors

a.	Composition of our board of directors

From the general shareholders’ meeting on March 22, 2013 until June 13, 2013

Name	Career & Academic Background	Relationship with Largest Shareholder	Notes
Pal Seung Lee (Standing Director)	- Current) Chairman and chief executive officer of Woori Finance Holdings - Chief executive officer, Woori Securities - Executive managing director, Hanil Bank - Bachelor of Law, Korea University	None	Chairman of the board

Yong-Man Rhee (Non-Standing Director)

- Current) Committee Member, National Elders Committee

- Minister, Ministry of Finance and Economy

- Governor, Bank Supervisory Service

- Graduate School of Public Administration, Seoul National University

		None	First appointment: March 2011

Young-Soo Park (Non-standing Director)

- Current) Representative Attorney, Law Firm Gangnam

- Chief Prosecutor, Seoul High Prosecutors’ Office

- Chief Prosecutor, Central Investigation Department, Supreme Prosecutors’ Office

- Bachelor of Liberal Arts and Sciences, Seoul National University

		None	First appointment: March 2013

Doo-Hee Lee (Non-standing Director)

- Current) Professor of College of Business Administration, Korea University

- President, Asia-Pacific Association for International Education

- Ph.D. in Business Administration, Michigan State University

- Bachelor of Business Administration, Korea University

		None	First appointment: March 2009

Hee-Yul Chai (Non-standing Director)

- Current) Professor of Economics, Kyonggi University

- Non-standing Director, Financial Services Commission

- Ph.D. in Economics, University of Paris X

- Bachelor of Economics, Seoul National University

		None	First appointment: March 2013

Hun Lee (Non-standing Director)	- Current) Co-Head, The Lawyers for Citizens - Attorney, HongIk Law Firm - Attorney, Barun Law - Bachelor of Law, Chung-Ang University	None	First appointment: March 2009

Hyung-Goo Lee (Non-standing Director)	- Current) Director, Savings Bank Support Department, Korea Deposit Insurance Corporation - Employed at Cho-Hung Bank - Bachelor of Law, Daegu University	Employee of the largest shareholder	First appointment: March 2012

John Ji Whan Park (Non-standing Director)

- Current) Representative Director, Asia Evolution

- Director, AT&T Network System

- Director, Goldman Sachs

- Bachelor of Arts (Economics), Brown University

- Master of Business Administration, Harvard University

		None	First appointment: March 2011

After the extraordinary shareholders’ meeting on June 14, 2013

Name	Career & Academic Background	Relationship with Largest Shareholder	Notes
Soon-Woo Lee (Standing Director)	- Current) Chairman & Chief executive officer of Woori Finance Holdings & Woori Bank - Deputy President & Director, Woori Bank - Executive Vice President & Director, Woori Bank - Bachelor of Law, Sungkyunkwan University	None	—

Yong-Man Rhee (Non-Standing Director)

- Current) Committee Member, National Elders Committee

- Minister, Ministry of Finance and Economy

- Governor, Bank Supervisory Service

- Graduate School of Public Administration, Seoul National University

		None	First appointment: March 2013 Chairman of the Board

Young-Soo Park (Non-standing Director)

- Current) Representative Attorney, Law Firm Gangnam

- Chief Prosecutor, Seoul High Prosecutors’ Office

- Chief Prosecutor, Central Investigation Department, Supreme Prosecutors’ Office

- Bachelor of Liberal Arts and Sciences, Seoul National University

		None	First appointment: March 2013

Doo-Hee Lee (Non-standing Director)

- Current) Dean & Professor of College of Business Administration, Korea University

- President, Asia-Pacific Association for International Education

- Ph.D. in Business Administration, Michigan State University

- Bachelor of Business Administration, Korea University

		None	First appointment: March 2009

Hee-Yul Chai (Non-standing Director)

- Current) Professor of Economics, Kyonggi University

- Non-standing Director, Financial Services Commission

- Ph.D. in Economics, University of Paris X

- Bachelor of Economics, Seoul National University

		None	First appointment: March 2013

Hun Lee (Non-standing Director)	- Current) Co-Head, The Lawyers for Citizens Attorney, HongIk Law Firm - Attorney, Barun Law - Bachelor of Law, Chung-Ang University	None	First appointment: March 2009

Hyung-Goo Lee (Non-standing Director)	- Current) Director, Savings Bank Support Department, Korea Deposit Insurance Corporation - Employed at Cho-Hung Bank - Bachelor of Law, Daegu University	Employee of the largest shareholder	First appointment: March 2012

John Ji Whan Park (Non-standing Director)	- Current) Representative Director, Asia Evolution - Director, AT&T Network System - Bachelor of Arts (Economics), Brown University - Master of Business Administration, Harvard University	None	First appointment: March 2011

b.	Committees under the Board of Directors

We currently have the following management committees serving under the board of directors:

(a)	Management Committee

(b)	Business Development and Compensation Committee

(c)	Risk Management Committee

(d)	Standing Directors Committee

(e)	Ethics Committee

(f)	Outside Directors Recommendation Committee

(g)	MOU Evaluation Committee

(h)	Audit Committee

(i)	Audit Committee Member Candidate Recommendation Committee

From the general shareholders’ meeting on March 22, 2013 until June 13, 2013

Name	Position	Notes
Management Committee	Pal Seung Lee Yong-Man Rhee Young-Soo Park Doo-Hee Lee Hun Lee	Chairman and CEO Pal Seung Lee heads this committee consisting of the heads of the committees under the Board of Directors.

Business Development and Compensation Committee	Young-Soo Park Doo-Hee Lee Hee-Yul Chai Hun Lee	Non-standing director Young-Soo Park heads this committee consisting of no fewer than three non-standing directors.

Risk Management Committee	Pal Seung Lee Hee-Yul Chai Hun Lee Hyung-Goo Lee John Ji Whan Park	Non-standing director Hun Lee heads this committee consisting of the Chairman and CEO, no fewer than one standing director and no fewer than three non-standing directors.

Standing Directors Committee	Pal Seung Lee	Chairman and CEO Pal Seung Lee heads the committee consisting of all standing directors.

Ethics Committee	Pal Seung Lee Yong-Man Rhee Hee-Yul Chai Hyung-Goo Lee John Ji Whan Park	Non-standing director Yong-Man Rhee heads this committee consisting of all standing directors and no fewer than two non-standing directors.

Outside Directors Recommendation Committee	Pal Seung Lee Young-Soo Park Doo-Hee Lee Hee-Yul Chai Hyung-Goo Lee John Ji Whan Park	Non-standing director Young-Soo Park heads this committee consisting of the Chairman and CEO and no fewer than three non-standing directors.

MOU Evaluation Committee	Pal Seung Lee Yong-Man Rhee Young-Soo Park Doo-Hee Lee Hee-Yul Chai Hun Lee Hyung-Goo Lee John Ji Whan Park	Chairman and CEO Pal Seung Lee heads this committee consisting of the entire board of directors.

Audit Committee	Yong-Man Rhee Young-Soo Park Doo-Hee Lee Hun Lee Hyung-Goo Lee	Consists of no fewer than three directors (including at least one financial expert, at least two-thirds of whom are non-standing directors.

Audit Committee Member Candidate Recommendation Committee	Yong-Man Rhee Young-Soo Park Doo-Hee Lee Hee-Yul Chai Hun Lee Hyung-Goo Lee John Ji Whan Park	Non-standing director Young-Soo Park heads this committee consisting of all non-standing directors.

After the extraordinary shareholders’ meeting on June 14, 2013

Name	Position	Notes
Management Committee	Soon-Woo Lee Yong-Man Rhee Young-Soo Park Doo-Hee Lee Hun Lee	Chairman & CEO Soon-Woo Lee heads this committee consisting of the heads of the committees under the Board of Directors.

Business Development and Compensation Committee	Young-Soo Park Doo-Hee Lee Hee-Yul Chai Hun Lee	Non-standing director Young-Soo Park heads this committee consisting of no fewer than three non-standing directors.

Risk Management Committee	Soon-Woo Lee Hee-Yul Chai Hun Lee Hyung-Goo Lee John Ji Whan Park	Non-standing director Hun Lee heads this committee consisting of the Chairman and CEO, no fewer than one standing director and no fewer than three non-standing directors.

Standing Directors Committee	Soon-Woo Lee	Chairman & CEO Soon-Woo Lee heads the committee consisting of all standing directors.

Ethics Committee	Soon-Woo Lee Yong-Man Rhee Hee-Yul Chai Hyung-Goo Lee John Ji Whan Park	Non-standing director Yong-Man Rhee heads this committee consisting of all standing directors and no fewer than two non-standing directors.

Outside Directors Recommendation Committee	Soon-Woo Lee Young-Soo Park Doo-Hee Lee Hee-Yul Chai Hyung-Goo Lee John Ji Whan Park	Non-standing director Young-Soo Park heads this committee consisting of the Chairman and CEO and no fewer than three non-standing directors.

MOU Evaluation Committee	Soon-Woo Lee Yong-Man Rhee Young-Soo Park Doo-Hee Lee Hee-Yul Chai Hun Lee Hyung-Goo Lee John Ji Whan Park	Chairman & CEO Soon-Woo Lee heads this committee consisting of the entire board of directors.

Audit Committee	Yong-Man Rhee Young-Soo Park Doo-Hee Lee Hun Lee Hyung-Goo Lee	Consists of no fewer than three directors (including at least one financial expert, at least two-thirds of whom are non-standing directors.

Audit Committee Member Candidate Recommendation Committee	Yong-Man Rhee Young-Soo Park Doo-Hee Lee Hee-Yul Chai Hun Lee Hyung-Goo Lee John Ji Whan Park	Non-standing director Young-Soo Park heads this committee consisting of all non-standing directors.

2.	Related Companies

3.	Investments in Other Companies

As of September 30, 2013	(units: thousands of shares, millions of Won, %)

Name	Beginning Balance			Changes			Ending Balance			Total Assets as of the Most	Net Income for
	Quantity	Share	Book value	Quantity	Cost	Valuation Gain/Loss	Quantity	Share	Book value	Recent Fiscal Year	the Most Recent Fiscal Year
Woori Bank	765,957	100.0	13,621,824	(169,266)	(773,748)	—	596,690	100.0	12,848,076	248,546,643	1,496,246
Kwangju Bank	49,413	100.0	976,291	—	—	—	49,413	100.0	976,291	18,626,090	136,841
Kyongnam Bank	58,050	100.0	1,443,662	—	—	—	58,050	100.0	1,443,662	28,945,769	180,716
Woori FIS	4,900	100.0	35,013	—	—	—	4,900	100.0	35,013	334,878	-5,164
Woori F&I	14,000	100.0	206,563	—	—	—	14,000	100.0	206,563	1,748,298	46,202
Woori Investment & Securities	75,426	37.9	1,036,749	—	—	—	75,426	37.9	1,036,749	27,228,084	87,695
Woori Asset Management	6,662	100.0	67,456	—	—	—	6,662	100.0	67,456	80,173	855
Woori Private Equity	6,000	100.0	34,246	—	—	—	6,000	100.0	34,246	1,559,356	2,919
Woori Financial	11,181	52.0	238,575	—	—	—	11,181	52.0	238,575	3,537,592	53,744
Woori Aviva Life Insurance	7,601	51.6	102,946	—	—	—	7,601	51.6	102,946	4,102,013	4,997
Woori FG Savings Bank	10,320	100.0	210,000	—	—	—	10,320	100.0	210,000	957,748	-27,346
Woori Finance Research Institute	600	100.0	3,000	—	—	—	600	100.0	3,000	—	—
Woori Card	—	—	—	169,266	773,748	—	169,266	100.0	773,748	—	—
Woori Investment Bank	—	—	—	139,295	69,648	—	139,295	41.6	69,648	1,158,365	-37,303

Total	1,010,110	—	17,976,325	139,295	69,648	—	1,149,405		18,045,972	336,516,673	1,967,889

1.	The changes in quantity and cost are calculated based on increases and decreases due to acquisition (or disposal) and valuation gain or loss under the acquisition cost method.
2.	The figures for the total assets and the net income for the most recent fiscal year are generally calculated on a consolidated basis in accordance with Korean IFRS.
3.	Net income amounts for Woori Investment & Securities, Woori Asset Management, Woori Aviva Life Insurance and Woori Investment Bank are for the fiscal year ended March 31, 2013 in accordance with Korean IFRS. The amounts for Woori FG Savings Bank are for the fiscal year ended June 30, 2013 in accordance with the generally accepted accounting principles in Korea for non-consolidated financial statements.
4.	On October 2, 2013, Kumho Investment Bank changed its name to Woori Investment Bank.

VI.	Stock Information

1.	Stock Distribution

a.	Stock Information of the Largest Shareholder and Specially Related Parties

As of September 30, 2013	(units: shares, %)

Name	Relation	Type	Shares Held						Reasons Behind Change
			Beginning balance		(+)	(-)	Ending balance
			Stock	Share			Stock	Share
KDIC	Largest S/H	Common	459,198,609	56.97	—	—	459,198,609	56.97
Total		Common	459,198,609	56.97	—	—	459,198,609	56.97
		Others	—	—	—	—	—	—
		Total	459,198,609	56,97	—	—	459,198,609	56.97

Largest Shareholder: KDIC

b.	Share Ownership of More Than 5%

As of September 30, 2013	(units: shares, %)

No.	Name	Stock		Notes
		No. of shares	%
1	KDIC	459,198,609	56.97
2	National Pension Fund	48,428,473	6.01	May 30, 2013 basis

2.	Stock Price and Stock Market Performance for the Past Six Months

a.	Domestic Stock Market

(units: Won, shares)

Period		April 2013	May 2013	June 2013	July 2013	August 2013	September 2013
Common Stock	High	12,800	12,200	11,850	11,800	11,550	12,650
	Low	11,250	10,800	9,800	10,500	10,600	11,150
	Average	11,868	11,529	10,733	11,187	11,169	12,117
Monthly Trade Volume	High	7,293,021	5,131,077	4,111,075	4,520,786	2,958,524	3,027,118
	Low	903,296	1,010,281	805,942	567,111	549,614	782,091
	Average	37,557,293	49,930,193	39,292,654	34,928,978	34,193,233	27,253,134

b.	Foreign Stock Market (NYSE)

(units: US Dollars, ADRs)

Period		April 2013	May 2013	June 2013	July 2013	August 2013	September 2013
ADR	High	34.24	32.47	31.84	31.29	31.18	35.51
	Low	30.08	29.79	25.09	27.51	28.08	30.44
	Average	31.81	31.22	28.51	29.77	29.92	33.69
Won Con-version	High	38,092	33,477	35,871	34,998	34,965	38,429
	Low	33,548	32,766	28,994	31,166	31,332	33,609
	Average	35,681	34,674	32,360	33,555	33,425	36,634
Monthly Trade Volume	High	65,800	94,400	67,400	160,900	259,900	16,100
	Low	3,700	5,100	3,800	4,200	2,300	1,600
	Monthly Total	291,200	495,900	335,000	442,600	852,200	150,100

VII.	Directors and Employee Information

1.	Directors

As of September 30, 2013

Position		Name	Common Stock Owned	Expiration of Term
Chairman & CEO	Registered	Soon-Woo Lee	14,300	December 30, 2014
Executive Vice President	Non-Registered	Seung-Gyu Kim	—	December 30, 2014
Executive Vice President	Non-Registered	Hwayoung Jung	—	December 30, 2014
Managing Director	Non-Registered	Seungrock Kim	—	December 30, 2014
Managing Director	Non-Registered	Nam Hee Lee	—	December 30, 2014
Non-standing Director	Registered	Yong-Man Rhee	—	March 21, 2014
Non-standing Director	Registered	Young-Soo Park	—	March 21, 2015
Non-standing Director	Registered	Doo-Hee Lee	—	March 21, 2014
Non-standing Director	Registered	Hee-Yul Chai	—	March 21, 2015
Non-standing Director	Registered	Hyung-Goo Lee	—	March 29, 2014
Non-standing Director	Registered	Hun Lee	—	March 21, 2014
Non-standing Director	Registered	John Ji Whan Park	—	March 21, 2014

2.	Employee Status

As of September 30, 2013	(units: persons, thousands of Won)

	Staff				Average Tenure Years	Cumulative Compensation	Average Compensation Per Person	Note
	Regular	Contract	Others	Total
Total	89	1	—	90	3 years and 10 months	6,167	68

*	Excluding two non-registered acting managers directors.

3.	Directors’ Compensation

(unit: in millions of Won)

Items	Total Compensation	Number of Persons	Average Compensation Per Director	Note
Standing Director	478	1	478	Including both the former and current standing directors
Non-standing Directors	52	2	26	Excluding audit committee members
Audit Committee Members	117	5	23	No compensation was provided to one of the members of the Audit Committee

*	Cumulative basis from January 1 to September 30, 2013
*	For the Standing Director, the base performance-based compensation(Won 301.2 million, or 40% of the total performance-based compensation) for 2012 and the deferred performance-based compensation (Won 396 million, or 60% of the total performance-based compensation) for 2010 were paid separately.
*	For the Non-standing Directors and Audit Committee Members: allowance for job position and additional incidental costs were paid separately.

VIII.	Related Party Transactions

1.	Transactions with Affiliated Parties

a.	Transactions of Provisional Payments and Loans (including secured loans)

(unit: in millions of Won)

Name	Relation	Item	Date	Maturity	Rate	Changes
						Beg.	+	-	End
Woori Financial	Subsidiary	Other Loan	2008.12.26	2013.10.19	4.45%	1,000	—	—	1,000
Total						1,000	—	—	1,000

b.	Payment Transactions

(unit: shares)

	Relation	Capital Contribution and Share Disposal
		Types of Shares	Transactions				Notes
Name			Beginning	Increase	Decrease	Ending
Woori Bank	Subsidiary	Common stock	695,956,580	—	(99,266,200)	596,690,380
		Preferred Stock	70,000,000	—	(70,000,000)	—
Kwangju Bank	Subsidiary	Common stock	49,413,851	—	—	49,413,851
Kyongnam Bank	Subsidiary	Common stock	58,050,037	—	—	58,050,037
Woori FIS	Subsidiary	Common Stock	4,900,000	—	—	4,900,000
Woori F&I	Subsidiary	Common Stock	14,000,000	—	—	14,000,000
Woori Investment & Securities	Subsidiary	Common Stock	75,426,214	—		75,426,214
Woori Asset Management	Subsidiary	Common Stock	6,662,000	—	—	6,662,000
Woori Private Equity	Subsidiary	Common Stock	6,000,000	—	—	6,000,000
Woori Financial	Subsidiary	Common Stock	11,180,630	—	—	11,180,630
Woori Aviva Life Insurance	Subsidiary	Common Stock	7,601,091	—	—	7,601,091
Woori FG Savings Bank	Subsidiary	Common Stock	10,320,000	—	—	10,320,000
Woori Finance Research Institute	Subsidiary	Common Stock	600,000	—	—	600,000
Woori Card	Subsidiary	Common Stock	—	169,266,200	—	169,266,200
Woori Investment Bank	Subsidiary	Common Stock	—	139,295,015	—	139,295,015
Total			1,010,110,403	—	—	1,149,405,418

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: November 14, 2013	By:	/s/ Seung-Gyu Kim
(Signature)
Name: Seung-Gyu Kim
Title: Executive Vice President